

Mail Stop 4631

November 13, 2015

<u>Via e-mail</u>
Fred E. Festa
President and Chief Executive Officer
GCP Applied Technologies Inc.
7500 Grace Drive
Columbia, Maryland 21044-4098

   **Re: GCP Applied Technologies Inc.
     Amendment No. 2 to Form 10-12B
     Filed November 2, 2015
     File No. 001-37533**

Dear Mr. Festa:

  We have reviewed your filing and have the following comments.

<u>Exhibit 99.1</u>

<u>General</u>

1. Please provide updated financial statements and related disclosures. Refer to Rule 3-12 of Regulation S-X.

<u>Unaudited Pro Forma Combined Financial Statements, page 27</u>

<u>Notes to Pro Forma Combined Financial Statements, page 32</u>

2. Please revise adjustment (l) to more fully explain the tax contingencies being assumed and explain why they are being assumed.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34</u>

<u>Financial Condition, Liquidity, and Capital Resources, page 54</u>

<u>Venezuela, page 59</u>

3. We note your response to prior comment four from our letter dated October 9, 2015, as well as the updated disclosures you provided for the quarter ended September 30, 2015. Please revise your filing to more fully address the following:

- Identify the specific developments that occurred during the third quarter of 2015 that resulted in you changing the exchange rate you use for Venezuela; and

- Explain why the impairment charge you recorded at September 30, 2015 was 68% higher than the monetary and non-monetary exposure your disclosures indicated you had at June 30, 2015, especially in light of the difficult financial conditions that have existed in Venezuela.

<u>Historical Financial Statements</u>
<u>Combined Balance Sheets, page F-43</u>

4. Based on the material reduction in equity that will occur upon your separation, as a result of the dividend to W.R. Grace, as previously requested, please present a pro forma balance sheet alongside your most recent historical balance sheet that reflects the dividend and related debt. Refer to SAB Topic 1:B:3.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and Construction

CC: Greg Ostling (*via e-mail*)
        Wachtell, Lipton, Rosen & Katz